(As filed June 21, 2002)

                                                               File No. 70-10052

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-1/A

                                 Amendment No. 2
                                       to
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           ALLIANT ENERGY CORPORATION
                     ALLIANT ENERGY CORPORATE SERVICES, INC.
                         ALLIANT ENERGY RESOURCES, INC.
                                  ENERGYS, INC.
                         ALLIANT ENERGY GENERATION, INC.
                           HEARTLAND PROPERTIES, INC.
                      CAPITAL SQUARE FINANCIAL CORPORATION
                          HEARTLAND ENERGY GROUP, INC.
                         HEARTLAND ENERGY SERVICES, INC.
                              4902 N. Biltmore Lane
                            Madison, Wisconsin 53718

                       INTERSTATE POWER AND LIGHT COMPANY
                       ALLIANT ENERGY TRANSPORTATION, INC.
                        ALLIANT ENERGY INVESTMENTS, INC.
                         IOWA LAND AND BUILDING COMPANY
                       ALLIANT ENERGY INTERNATIONAL, INC.
                   ALLIANT ENERGY INTEGRATED SERVICES COMPANY
            ALLIANT ENERGY INTEGRATED SERVICES-ENERGY MANAGEMENT LLC
             ALLIANT ENERGY INTEGRATED SERVICES-ENERGY SOLUTIONS LLC
                         IOWA LAND AND BUILDING COMPANY
                        PRAIRIE RIDGE BUSINESS PARK, L.C.
                             TRANSFER SERVICES, INC.
                           WILLIAMS BULK TRANSFER INC.
                                  Alliant Tower
                              200 First Street S.E.
                            Cedar Rapids, Iowa 52401

                       ALLIANT ENERGY FIELD SERVICES, LLC
                               5033 A Tangle Lane
                              Houston, Texas 77056

                   CEDAR RAPIDS AND IOWA CITY RAILWAY COMPANY
                              2330 12th Street, SW
                            Cedar Rapids, Iowa 52404

                               COGENEX CORPORATION
                     Boott Mills South, 100 Foot of John St.
                           Lowell, Massachusetts 01852

                        ENERGY PERFORMANCE SERVICES, INC.
                      INDUSTRIAL ENERGY APPLICATIONS, INC.
                         201 Third Avenue SE, Suite 300
                            Cedar Rapids, Iowa 52406

                            IEI BARGE SERVICES, INC.
                                18525 Hwy 20 West
                          East Dubuque, Illinois 61025

                  INDUSTRIAL ENERGY APPLICATIONS DELAWARE INC.
                             5925 Dry Creek Lane, NE
                            Cedar Rapids, Iowa 52402

                                    RMT, INC.
                               744 Heartland Trail
                            Madison, Wisconsin 53717

                           SCHEDIN & ASSOCIATES, INC.
                              920 Plymouth Building
                              12 South Sixth Street
                          Minneapolis, Minnesota 55401

                           SVBK CONSULTING GROUP, INC.
                          37 N. Orange Ave., Suite 710
                             Orlando, Florida 32801

                          WHITING PETROLEUM CORPORATION
                          Mile High Center, Suite 2300
                                  1700 Broadway
                             Denver, Colorado 80290

           (Names of companies filing this statement and addresses of principal executive offices)


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


               ---------------------------------------------------

                           ALLIANT ENERGY CORPORATION

                 (Name of top registered holding company parent)

              ----------------------------------------------------

                         F. J. Buri, Corporate Secretary
                           Alliant Energy Corporation
                              4902 N. Biltmore Lane
                            Madison, Wisconsin 53718

                     (Name and address of agent for service)

              ----------------------------------------------------

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

Barbara J. Swan, General Counsel                     William T. Baker, Jr., Esq.
   Alliant Energy Corporation                          Thelen Reid & Priest LLP
     4902 N. Biltmore Lane                               40 West 57th Street
    Madison, Wisconsin 53718                           New York, New York 10019


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


         The Application or Declaration filed in this proceeding on February 11, 2002, which was amended and restated in its entirety by Amendment No. 1, dated March 22, 2002, is hereby further amended and restated in its entirety to read as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.
         ------------------------------------

         A. Background. Alliant Energy Corporation ("Alliant Energy") is a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"). Its direct wholly-owned public utility subsidiaries are: Interstate Power and Light Company (formerly IES Utilities Inc.)(1) ("IP&L") and Wisconsin Power and Light Company ("WP&L").(2) These companies provide electric and gas utility service to customers in parts of Wisconsin, Iowa, Minnesota and Illinois.

         All of the other applicants named herein (that is, the applicants other than Alliant Energy and IP&L) are non-utility subsidiaries that, with one exception (which is noted below), are directly or indirectly wholly-owned by Alliant Energy. They are more particularly described as follows:

         Alliant Energy Corporate Services, Inc. ("Alliant Services"), a subsidiary service company, and Alliant Energy Resources, Inc. ("AER"), which serves as the non-utility holding company for substantially all of Alliant Energy's non-utility investments and subsidiaries, are direct subsidiaries of Alliant Energy.

         The applicants include seven direct subsidiaries of AER, as follows:

         1. Alliant Energy Integrated Services Company ("Integrated Services"), which directly and through subsidiaries of its own, provides environmental consulting and engineering services, produces and sells steam, and provides energy-management services, including energy performance testing. Twelve of Integrated Services' subsidiaries are named applicants herein: Industrial Energy Applications, Inc., Heartland Energy Group, Inc., RMT, Inc., Alliant Energy Integrated Services - Energy Solutions LLC, Alliant Energy Integrated Services - Energy Management LLC, Cogenex Corporation, Energy Performance Services, Inc., Energys, Inc., Alliant Energy Field Services, LLC, Industrial Energy Applications Delaware, Inc., Schedin & Associates, Inc., and SVBK Consulting Group, Inc.

-------------------

(1) By order dated October 24, 2001 (Holding Co. Act Release No. 27456), the Commission approved the merger of Interstate Power Company ("IPC"), which, at that time, was also a direct wholly-owned subsidiary of Alliant Energy, and IES Utilities Inc. ("IES"), with IES as the surviving company. The merger of IPC into IES was effective as of January 1, 2002, and, in connection therewith, IES changed its name to Interstate Power and Light Company.

(2) WP&L owns all of the issued and outstanding common stock of South Beloit Water, Gas & Electric Company.


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


         2. Alliant Energy Investments, Inc. ("Alliant Energy Investments"), a non-utility holding company that engages through subsidiaries in, among other businesses, the development, ownership and management of investments in affordable multi-unit housing properties, holding real estate for future development of utility-related assets, and other passive investments in land. Four of Alliant Energy Investments' subsidiaries are named applicants herein:
Heartland Properties, Inc., Heartland Energy Services, Inc., Iowa Land and Building Company, and Prairie Ridge Business Park, L.C. (Note: Prairie Ridge Business Park, L.C. is a 70% owned subsidiary. The remaining interest is held by an unaffiliated third party.)

         3.  Alliant Energy Transportation, Inc. ("Alliant Energy
Transportation"), a non-utility holding company that engages through subsidiaries in rail transportation, river barge terminal and hauling activities, and related warehousing activities. Four subsidiaries of Alliant Energy Transportation are named applicants herein: Transfer Services, Inc., Cedar Rapids and Iowa City Railway Corporation, Williams Bulk Transfer Inc., and IEI Barge Services, Inc.

         4. Capital Square Financial Corporation, which provides various financial services, including the origination and sale of mortgages for tax-advantaged affordable housing.

         5. Alliant Energy Generation, Inc., which is an intermediate subsidiary formed to develop and invest in "exempt wholesale generators" ("EWGs"), as defined under Section 32 of the Act, and other unregulated domestic generation projects.

         6. Alliant Energy International, Inc., which develops and holds investments in "foreign utility companies" ("FUCOs"), as defined under Section 33 of the Act.

         7. Whiting Petroleum Corporation, which directly and through investments in partnerships engages in oil and gas development and production.

         AER and its direct and indirect non-utility subsidiaries named above are herein referred to as the "Non-Utility Subsidiaries."

         B. Current Short-term Debt/Money Pool Authorization. By order dated December 18, 1998 in File No. 70-9317 (Holding Co. Act Release No. 26956), as modified and extended by order dated December 15, 2000 (Holding Co. Act Release No. 27304) (as so modified and extended, the "Current Money Pool Order"), Alliant Energy is authorized to issue notes and/or commercial paper from time to time through June 30, 2004, and to fund separate money pools for intrasystem borrowings by certain of its utility subsidiaries and Alliant Services and by the Non-Utility Subsidiaries. Specifically, Alliant Energy is authorized to issue and sell notes and/or commercial paper in an aggregate principal amount at any time outstanding not to exceed $1 billion and to utilize the proceeds of such borrowings to make loans through the system utility money pool ("Utility Money Pool") to IP&L, WP&L and Alliant Services in an aggregate amount not to exceed $475 million in 2001 and $525 million through the remainder of the authorization period, and for other corporate purposes, including, among others, funding of temporary investments in EWGs and FUCOs. At March 31, 2002, Alliant Energy had issued and outstanding $47.2 million of commercial paper notes.


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


         Alliant Energy is also authorized under the Current Money Pool Order to provide guarantees or enter into expense agreements or otherwise provide credit support in an amount not to exceed $600 million at any time outstanding in order to support a separate commercial paper program established by AER, which is used to fund the Alliant Energy system non-utility money pool ("Non-Utility Money Pool").

         Under the terms of the Current Money Pool Order, Alliant Energy is authorized to issue commercial paper in denominations of not less than $100,000 to dealers at rates not to exceed the rate per annum prevailing at the time of issuance for commercial paper of comparable qualities and maturities. Alliant Energy may also issue commercial paper to institutions if the resulting cost of money would be equal to or less than that available from dealer-placed commercial paper or bank borrowings. Commercial paper notes may have maturities of up to 270 days and must be rated at least A-1 by Standard & Poor's ("S&P") or at least P-1 by Moody's Investor Services ("Moody's"). Borrowings by Alliant Energy from banks may bear interest at a rate no higher than the effective cost of money for unsecured prime commercial bank loans prevailing at the date of borrowing.

         Under the Current Money Pool Order, as modified by the Commission's order approving the merger of IPC into IES,(3) IP&L is authorized to borrow up to $250 million at any one time outstanding under the Utility Money Pool. Borrowings by WP&L and Alliant Services under the Utility Money Pool are exempt pursuant to Rule 52(a) in the case of WP&L and Rule 52(b) in the case of Alliant Services. WP&L's participation in the Utility Money Pool as a borrower but not as a lender has been approved by the Public Service Commission of Wisconsin ("PSCW").(4)

         At March 31, 2002, the outstanding borrowings under the Utility Money Pool by WP&L, IP&L and Alliant Services were $56.2 million, $29.2 million, and $67.5 million, respectively. The effective cost of funds borrowed under the Utility Money Pool is currently 2.25.

         As indicated, AER has established a separate commercial paper program and bank credit facilities totaling $600 million, which are used to fund loans under the Non-Utility Money Pool to the participating Non-Utility Subsidiaries (as listed in Item 1.F, below). Alliant Energy currently guarantees all commercial paper notes issued by AER, as well as borrowings under the bank credit facilities maintained by AER.(5) At March 31, 2002, AER had issued and outstanding $468.7 million of commercial paper notes.

--------------------

(3) See n. 1, above.

(4) WP&L is currently authorized by the PSCW to make short-term borrowings under the Utility Money Pool in an aggregate principal amount outstanding at any one time not to exceed $240 million. Under Wisconsin law, WP&L is prohibited from making any loan to any affiliate, including any loan of surplus funds through a system money pool arrangement.

(5) The Commission noted in the Current Money Pool Order that Rule 52 exempts AER's financing arrangements that comply with its terms.


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


         C. Specific Authorizations Requested. In this Application or Declaration, the applicants seek to restate, modify and extend their authorization under the Current Money Pool Order for the period through December 31, 2004 ("Authorization Period"). Specifically, authorization is requested for each of the following proposed transactions:

         1. Alliant Energy requests authority to issue and sell from time to time commercial paper to dealers and notes and other forms of short-term indebtedness to banks and other institutional lenders ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $1 billion (its current authorization) and to utilize the proceeds thereof to fund loans to IP&L and Alliant Services through the Utility Money Pool and to AER and the other participating Non-Utility Subsidiaries through the Non-Utility Money Pool, and for other corporate purposes, including funding of investments in EWGs and FUCOs. WP&L intends to terminate its participation in the Utility Money Pool and is therefore not an applicant in this proceeding.

         2. IP&L requests authorization to issue and sell Short-term Debt in a principal amount which, when added to the principal amount of any borrowings by IP&L under the Utility Money Pool, will not at any time exceed $300 million. To the extent required, the Utility Money Pool participants request authorization to make loans and extend credit to each other under the Utility Money Pool.(6)

         3. Alliant Energy seeks to have the flexibility to either guarantee borrowings by AER to fund the Non-Utility Money Pool, as is currently the case, or to make direct loans to the Non-Utility Money Pool. Accordingly, as an alternative to making direct loans to the Non-Utility Money Pool, Alliant Energy requests authorization to guarantee borrowings by AER in an aggregate amount not to exceed $700 million at any time outstanding to fund loans to Non-Utility Subsidiaries through the Non-Utility Money Pool.(7)

         4. Alliant Energy, on behalf of itself and its participating Utility and Non-Utility Subsidiaries, proposes to maintain and continue the operation of the Utility Money Pool and the Non-Utility Money Pool, with certain changes described below.

         Upon the effective date of the Commission's final order in this proceeding, the applicants will relinquish their authority under the Current Money Pool Order, as modified by the terms of the Commission's October 24, 2001 order approving the merger of IPC into IES.


-------------------

(6) Borrowings by and extensions of credit to Alliant Services under the Utility Money Pool to finance the existing business of Alliant Services will be exempt pursuant to Rules 52 and 45(b)(1).

(7) The guaranty authority requested herein is in addition to the guaranty authority that Alliant Energy has obtained in File No. 70-9891 (Holding Co. Act Release No. 27448, Oct. 3, 2001).

         D. Reasons for Proposed Changes in Short-term Borrowing Arrangements. Under the Current Money Pool Order, short-term borrowings and/or commercial paper sales by Alliant Energy represent the only source of external funds that are available for short-term borrowings by IP&L, WP&L and Alliant Services; none of these companies currently maintains any external short-term credit facilities, and IP&L has no authority under the Current Money Pool Order to incur short-term indebtedness, other than through the Utility Money Pool.(8) Until recently, Alliant Energy's commercial paper was rated A-1 by S&P and P-1 by Moody's. Thus, Alliant Energy's effective cost of funds was equal to or lower than the effective cost of funds that any of the Utility Money Pool participants could have obtained on its own by issuing commercial paper and other forms of short-term notes to lenders other than Alliant Energy. Alliant Energy and the other Utility Money Pool participants were also able to realize administrative cost reductions by consolidating all short-term borrowing arrangements at the Alliant Energy level. Recently, however, Alliant Energy's commercial paper was downgraded to A-2 by S&P and to P-2 by Moody's. Under the Current Money Pool Order, Alliant Energy is not authorized to issue commercial paper unless it is rated at least A-1 by S&P or at least P-1 by Moody's. Thus, without the relief requested herein, Alliant Energy is effectively foreclosed from issuing commercial paper in amounts exceeding that permitted by Section 6(b) of the Act, even though commercial paper rated A-2/P-2 continues to represent Alliant Energy's lowest cost short-term borrowing option.(9)

         Furthermore, with the downgrading of its commercial paper rating, Alliant Energy has determined that IP&L and WP&L may have the ability to issue commercial paper or other forms of short-term debt at a lower effective cost than Alliant Energy. Accordingly, as described below, IP&L is seeking authority in this proceeding to issue Short-term Debt directly when such borrowings would have a lower effective cost than borrowings under the Utility Money Pool. Also, because of the downgrading in Alliant Energy's commercial paper, it is not possible at the current time for WP&L to participate in the Utility Money Pool as a borrower.(10) WP&L will therefore establish its own external short-term funding arrangements and terminate its participation in the Utility Money Pool.(11) Nevertheless, Alliant Energy wishes to maintain and fund two separate money pools such that, in the event Alliant Energy's commercial paper rating is


-------------------

(8) Although external borrowings by WP&L and Alliant Services would be exempt under Rule 52, both companies currently satisfy all of their requirements for short-term indebtedness through borrowings under the Utility Money Pool.

(9) Since December 1, 2001, Alliant Energy has relied upon the exemption afforded by Section 6(b) of the Act to issue commercial paper.

(10) As previously noted, Wisconsin law prohibits WP&L from extending credit to any affiliate, through a money pool or otherwise. In addition, the PSCW's approval for WP&L to participate in the Utility Money Pool as a borrower was originally conditioned upon Alliant Energy having an A-1/P-1 rating for its commercial paper and maintaining completely segregated external funding arrangements for the Utility Money Pool and the Non-Utility Money Pool. Since Alliant Energy's commercial paper is no longer rated A-1/P-1, there is no choice but to have WP&L obtain its own external sources of short-term debt.

(11) External short-term borrowings by WP&L will be exempt under Rule 52(a) to the extent approved by the PSCW.

restored to A-1/P-1, the current Utility Money Pool structure could be restored (i.e., with WP&L as a participating Utility Money Pool borrower), subject to receipt of any necessary regulatory approvals.

         E. Description of Short-term Debt. Alliant Energy and IP&L propose to issue and sell from time to time Short-term Debt in the form of commercial paper notes, bank notes, and other forms of short-term indebtedness. All Short-term Debt will have maturities of less than one year from the date of issuance. Alliant Energy requests authority to issue up to $1.0 billion of Short-term Debt at any time outstanding, and IP&L requests authorization to issue Short-term Debt and/or incur borrowings under the Utility Money Pool in an aggregate principal amount at any time outstanding not to exceed $300 million.

         Alliant Energy proposes to use up to $350 million of the proceeds of Short-term Debt at any one time outstanding to make loans to IP&L and Alliant Services through the Utility Money Pool and up to $700 million at any one time outstanding to make loans to the Non-Utility Subsidiaries through the Non-Utility Money Pool. IP&L also proposes to utilize proceeds of Short-term Debt to make advances to the Utility Money Pool, but only to the extent that such borrowing capacity is not required by IP&L in order to satisfy its own needs.

         Commercial paper may be sold in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring such commercial paper will reoffer it at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that such commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations. Commercial paper issued by Alliant Energy and IP&L will be rated investment grade by S&P or Moody's.

         Alliant Energy and IP&L may also establish and maintain back-up credit lines with banks or other institutional lenders to support their commercial paper program(s) and other credit arrangements and/or borrowing facilities generally available to borrowers with comparable credit ratings as they may deem appropriate in light of their needs and existing market conditions providing for revolving credit or other loans and having commitment periods not longer than the Authorization Period. Only the amounts drawn and outstanding under these agreements and facilities will be counted against the proposed limits on Short-term Debt.

         The effective cost of money on all Short-term Debt will not exceed at the time of issuance 300 basis points over the London Interbank Offered Rate ("LIBOR") for maturities of one year or less.

         Alliant Energy represents that it will maintain common equity as a percentage of its consolidated capitalization (inclusive of Short-term Debt) at 30% or above during the Authorization Period, and will also maintain common equity as a percentage of capitalization (inclusive of Short-term Debt) of WP&L and IP&L at 30% or above during the Authorization Period. As indicated, at March 31, 2002, Alliant Energy had issued and outstanding $47.2 million of Short-term Debt in the form of commercial paper notes. At March 31, 2002, Alliant Energy's consolidated capitalization consisted of 39.2% common equity, 2.4% preferred stock, 54% long-term debt and 4% Short-term Debt. If the full amount of short-term borrowings for which authority is sought in this proceeding ($1 billion) were outstanding on such date, Alliant Energy's common equity as a percentage of consolidated capitalization (inclusive of Short-term Debt) would be 33.1%.

         F. Operation of Money Pools.
            ------------------------

            1. Utility Money Pool. Alliant Energy, IP&L and Alliant Services will continue to participate in the Utility Money Pool, which will be operated and administered by Alliant Services in the same manner in which it now is, with the exception that funds made available to the Utility Money Pool from external sources may be derived from external borrowings by Alliant Energy or IP&L, or both. Filed herewith as Exhibit B-1 is a copy of the proposed Amended and Restated Utility Money Pool Agreement, which incorporates this alternative funding option.

         Under the proposed terms of the Amended and Restated Utility Money Pool Agreement, funds would be available from the following sources for short-term loans to the Utility Money Pool participants (other than Alliant Energy) from time to time: (1) surplus funds in the treasuries of any of the Utility Money Pool participants ("Internal Funds"), and (2) proceeds received by any of the Utility Money Pool participants from the issuance of Short-term Debt ("External Funds"), in each case to the extent permitted by applicable laws and regulatory orders. Funds would be made available from such sources in such order as Alliant Services, as the administrator of the Utility Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of Utility Money Pool participants that invest funds in the Utility Money Pool.

         Each Utility Money Pool participant that is authorized or permitted to borrow from the Utility Money Pool would borrow pro rata from each Utility Money Pool participant that advances funds to the Utility Money Pool in the proportion that the total amount advanced by such participant bears to the total amount then advanced to the Utility Money Pool by all participants. On any day when more than one source of funds (i.e., both Internal Funds and External Funds), with different rates of interest, are used to fund loans through the Utility Money Pool, each borrowing participant would borrow pro rata from each such funding source in the same proportion that the amount of funds provided by that funding source bears to the total amount of funds advanced to the Utility Money Pool.

         The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Alliant Energy or IP&L that are used to fund loans to the Utility Money Pool would initially be paid by the party maintaining such credit lines and accounts. These costs would be retroactively allocated every month among the Utility Money Pool borrowers in proportion to each such borrowers' estimated peak short-term borrowing requirements.

         The daily outstanding balance of all loans to the Utility Money Pool participants shall accrue interest as follows: (a) if only Internal Funds comprise the daily outstanding balance of all loans outstanding during a calendar month, the interest rate applicable to such daily balances shall be the average for the month of the CD yield equivalent of the 30-day Federal Reserve "AA" Industrial Commercial Paper Composite Rate (the daily rate, "Composite," and the monthly average of such Composite, the "Average Composite"), or, if no such Composite was established for that particular day, then the applicable rate would be the Composite for the next preceding day for which such Composite was established, and (b) if only External Funds comprise the daily outstanding balance of all loans outstanding during a calendar month, the interest rate applicable to such daily outstanding balance shall be the lending participant's cost for such External Funds or, if more than one participant had made available External Funds at any time during the month, the applicable interest rate shall be a composite rate, equal to the weighted average of the costs incurred by the respective participants for such External Funds. In cases where the daily outstanding balances of all loans outstanding at any time during the month include both Internal Funds and External Funds, the interest rate applicable to the daily outstanding balances for the month shall be the weighted average of the (i) cost of all Internal Funds contributed by participants, and (ii) the cost of all such External Funds. The interest rate paid on funds advanced to the Utility Money Pool by any participant will be equal to the cost of borrowing from the Utility Money Pool. That is, the applicable rate would be the Composite rate in the case of Internal Funds, the lending company's cost of borrowing in the case of External Funds, and a weighted average cost of funds if funds advanced to the Utility Money Pool at any one time consist of both Internal Funds and External Funds.

         Funds not required by the Utility Money Pool participants to make loans (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) will be invested in one or more short-term investments:
(i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iv) commercial paper rated not less than A-1 by S&P or P-1 by Moody's, or their equivalent by a nationally recognized rating agency; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) bankers' acceptances;
(v) money market funds; (vi) bank certificates of deposit; (vii) Eurodollar funds; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

         Any income earned on investments of surplus funds would be allocated at the end of each calendar month among those Utility Money Pool participants that have invested funds in accordance with the proportion that each participant's average contribution of funds in the Utility Money Pool for the month bears to the total amount of funds invested in the Utility Money Pool for the month.

         Each participant receiving a loan through the Utility Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event within 365 days of the date of such loan. All loans made through the Utility Money Pool may be prepaid by the borrower without premium or penalty and without prior notice. No loans through the Utility Money Pool would be made to, and no borrowings through the Utility Money Pool would be made by, Alliant Energy.

         2. Non-Utility Money Pool. The Non-Utility Money Pool will continue to be operated on the same terms and conditions as the Utility Money Pool, except that, as indicated above, instead of guaranteeing a separate commercial paper facility maintained by AER to fund the Non-Utility Money Pool, Alliant Energy intends for the foreseeable future to directly fund the Non-Utility Money with up to $700 million of proceeds of commercial paper and other short-term borrowings. This will enable AER to terminate its separate commercial paper facility, thereby eliminating duplicate program costs. Notwithstanding the foregoing, in the event that Alliant Energy subsequently determines to restore AER's separate commercial paper facility, it seeks to have the flexibility to guarantee borrowings by AER. Accordingly, Alliant Energy requests authority to guarantee up to $700 million borrowings by AER in order to fund the Non-Utility Money Pool in lieu of making direct advances to the Non-Utility Money Pool in that amount. Filed herewith as Exhibit B-2 is a copy of the proposed Amended and Restated Non-Utility Money Pool Agreement.

         The interest rates for Internal Funds and External Funds loaned through or invested in the Non-Utility Money Pool will be determined in the same manner as described above. All loans to, and borrowings from, the Non-Utility Money Pool to finance the existing businesses of the Non-Utility Money Pool participants will be exempt pursuant to the terms of Rule 52 under the Act.

         In addition to Alliant Energy and AER, the following direct and indirect subsidiaries of AER are currently participants in the Non-Utility Money
Pool:

         Alliant Energy Field Services, LLC
         Alliant Energy Generation, Inc.
         Alliant Energy Integrated Services Company
         Alliant Energy Integrated Services - Energy Management LLC Alliant Energy Integrated Services - Energy Solutions LLC Alliant Energy
            International, Inc.
         Alliant Energy Investments, Inc.
         Alliant Energy Transportation Inc.
         Capital Square Financial Corporation
         Cedar Rapids and Iowa City Railway Company
         Cogenex Corporation
         Energy Performance Services, Inc.
         Energys, Inc.
         Heartland Energy Group, Inc.
         Heartland Properties, Inc.
         Heartland Energy Services, Inc.
         IEI Barge Services, Inc.
         Industrial Energy Applications, Inc.

         Industrial Energy Applications Delaware Inc.
         Iowa Land and Building Company
         Prairie Ridge Business Park, L.C.
         RMT, Inc.
         Schedin & Associates, Inc.
         SVBK Consulting Group, Inc.
         Transfer Services, Inc.
         Whiting Petroleum Corporation
         Williams Bulk Transfer Inc.

         No loans through the Non-Utility Money Pool would be made to, and no borrowings through the Non-Utility Money Pool would be made by Alliant Energy.

         G. Use of Proceeds. As indicated above, the proceeds of Short-term Debt issued by Alliant Energy will be used primarily to fund loans to its subsidiaries through the Utility and Non-Utility Money Pools, and for other lawful corporate purposes, including temporary funding of investments in EWGs and FUCOs and other exempt or authorized investments (e.g., "energy-related companies" under Rule 58), subject to the limitations of Rule 53 or Rule 58, as applicable, or the limitations imposed under any applicable order(s). The proceeds of Short-term Debt issued by IP&L and of Money Pool borrowings by IP&L and Alliant Services will be used for working capital, to fund capital projects, and for other lawful corporate purposes, provided, however, that no part of the proceeds of Short-term Debt issued by IP&L or Money Pool borrowings by IP&L or Alliant Services will be used to make investments in any EWG or FUCO. The proceeds of borrowings under the Non-Utility Money Pool by AER and the other participating Non-Utility Subsidiaries will be used for working capital, to fund capital projects, and for other lawful corporate purposes, including but not limited to temporarily funding of investments in EWGs and FUCOs and other exempt or authorized investments (e.g., "energy-related companies" under Rule 58), subject to the limitations of Rule 53 or Rule 58, as applicable, or the limitations imposed under any applicable order(s).

         H. Reports. Alliant Services will continue to administer the Utility and Non-Utility Money Pools and provide cash management and banking services to the participants on an "at cost" basis. Alliant Services will prepare and file reports pursuant to Rule 24 with respect to the external short-term financing activity of Alliant Energy and IP&L and borrowings under the Utility Money Pool and certificates on Form U-6B-2 pursuant to Rule 52 with respect to external short-term financing activity of AER and borrowings under the Non-Utility Money Pool.(12) These reports will be filed within 45 days of the end of each calendar quarter.


-------------------

(12) In order to combine information on all Utility Money Pool activity in one report, it is proposed that information on borrowings by Alliant Services under the Utility Money Pool, although exempt pursuant to Rule 52, be combined with information on Utility Money Pool activity of the other Utility Money Pool participants on the Rule 24 reports rather than reported separately on Form U-6B-2.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         ------------------------------

         The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated at not more than $75,000. Rating agency fees (for the commercial paper) and compensating balances and other fees paid to banks to maintain the credit lines supporting the commercial paper are included in the proposed limit on the effective cost of money on Short-term Debt.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         -------------------------------

         A. General. Sections 6(a), 7, 9(a), 10, 12, 32 and 33 of the Act and Rules 24, 42, 43, 45 and 52 thereunder are applicable to the proposed transactions.

         B. Rule 53/54 Analysis. The proposed transactions are also subject to the requirements of Rules 53 and 54. Under Rule 53, in determining whether to approve the issue or sale of any security (including any guarantee) by a registered holding company for the purpose of financing the acquisition of any EWG, the Commission may not make certain adverse findings under Sections 7 and 12 of the Act if the conditions set forth in paragraphs (a), (b) and (c) of Rule 53 are satisfied. Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

         Alliant Energy currently does not meet all of the conditions of Rule 53(a). As of March 31, 2002, Alliant Energy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $762.1 million, or approximately 94.33% of Alliant Energy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended
March 31, 2002 ($807.9 million), which exceeds the 50% "safe harbor" limitation contained in Rule 53(a). However, by order dated October 3, 2001 (Holding Co. Act Release No. 27448), the Commission has authorized Alliant Energy to increase its "aggregate investment" in EWGs and FUCOs to an amount equal to 100% of Alliant Energy's average "consolidated retained earnings." Therefore, although Alliant Energy's "aggregate investment" in EWGs and FUCOs currently exceeds the 50% "safe harbor" limitation, this investment level is permitted under the October 3, 2001 order.

         In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which Alliant Energy has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization, since the issuance of the October 3, 2001 order, there has been no material adverse impact on Alliant Energy's consolidated capitalization resulting from Alliant Energy's investments in EWGs and FUCOs. At March 31, 2002, Alliant Energy's consolidated capitalization consisted of 39.6% common equity, versus 37.3% at September 30, 2001 (the end of the quarter immediately preceding the October 3, 2001 order). The transactions proposed herein merely continue existing short-term funding arrangements at the same authorized levels. Hence, the proposed transactions will not have any material impact on capitalization. Finally, since the date of the October 3, 2001 order, there has been no material change in Alliant Energy's level of earnings from EWGs and FUCOs.

         Alliant Energy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Alliant Energy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Alliant Energy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Alliant Energy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Alliant Energy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. In addition, none of the adverse conditions specified in Rule 53(b) exists.

ITEM 4.  REGULATORY APPROVALS.
         --------------------

         The participation by IP&L in the Utility Money Pool under the Amended and Restated Utility Money Pool Agreement is subject to the approval of Illinois Commerce Commission ("ICC") and the Minnesota Public Utilities Commission ("MPUC"). In addition, the issuance of Short-term Debt by IP&L requires approval by the MPUC. IP&L has filed applications with the ICC and MPUC for approval of the proposed transactions. (Exhibits D-1, D-3 and D-5 hereto). The orders issued by the ICC and MPUC will be filed as Exhibits D-2, D-4 and D-6 by Post-Effective Amendment in this proceeding. Except as provided above, no state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transactions.

ITEM 5.  PROCEDURE.
         ---------

         The Commission has published a notice under Rule 23 with respect to the filing of this Application or Declaration, and no request for hearing was made. The applicants request that the Commission's order approving the proposed transactions be issued as soon as its rules permit, and that such order reserve jurisdiction over the issuance of Short-term Debt by IP&L and IP&L's participation in the Utility Money Pool under the Amended and Restated Utility Money Pool Agreement pending receipt by IP&L of orders of the ICC and MPUC. The applicants further request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order are to become effective, hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission, and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or orders, unless the Division opposes the matters proposed herein.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ---------------------------------

             A. EXHIBITS.
                --------

                A   - None.

                B-1 - Form of Amended and Restated Utility Money Pool Agreement
                      (including form of grid note). (Previously filed).

                B-2 - Form of Amended and Restated Non-Utility Money Pool
                      Agreement (including form of grid note). (Previously filed).

                C   - None.

                D-1 - Application of IP&L to Illinois Commerce Commission for
                      approval of Amended and Restated Utility Money Pool Agreement. (Filed herewith).

                D-2 - Order of Illinois Commerce Commission approving Amended and Restated Utility Money Pool Agreement. (To be filed by amendment).

                D-3 - Application of IP&L to Minnesota Public Utilities
                      Commission for approval of Amended and Restated Utility Money Pool Agreement. (Filed herewith).

                D-4 - Order of Minnesota Public Utilities Commission approving
                      Amended and Restated Utility Money Pool Agreement. (To be filed by amendment).

                D-5 - Application of IP&L to Minnesota Public Utilities
                      Commission for approval of capital structure. (Filed herewith).

                D-6 - Order of the Minnesota Public Utilities Commission
                      approving capital structure of IP&L. (To be filed by amendment).

                E   - None.

                F   - Opinion of Counsel. (Filed herewith).

                G   - Form of Federal Register Notice. (Previously filed).

             B. FINANCIAL STATEMENTS.
                --------------------

                FS-1 Consolidated Balance Sheet of Alliant Energy Corporation as of December 31, 2001 (incorporated by reference to the Annual Report on Form 10-K of Alliant Energy Corporation for the year ended December 31, 2001) (File No. 1-9894).

                FS-2 Consolidated Statement of Income of Alliant Energy Corporation for the year ended December 31, 2001 (incorporated by reference to the Annual Report on Form 10-K of Alliant Energy Corporation for the year ended December 31, 2001) (File No. 1-9894).

                FS-3 Balance Sheet of IES Utilities Inc., as of December 31, 2001 (incorporated by reference to the Annual Report on Form 10-K of IES Utilities, Inc. for the year ended December 31, 2001) (File No. 0-4117-1).

                FS-4 Statement of Income of IES Utilities Inc., for the year ended December 31, 2001 (incorporated by reference to the Annual Report on Form 10-K of IES Utilities, Inc. for the year ended December 31, 2001) (File No. 0-4117-1).

                FS-5 Balance Sheet of IPC, as of December 31, 2001 (incorporated by reference to Amendment No. 1 to the Current Report on Form 8-K/A of Alliant Energy Corporation dated February 20, 2001) (File No. 1-9894).

                FS-6 Statement of Income of IPC, for the year ended December 31, 2001 (incorporated by reference to Amendment No. 1 to the Current Report on Form 8-K/A of Alliant Energy Corporation dated February 20,
                         2001) (File No. 1-9894).

                FS-7 Unaudited Pro Forma Combined Balance Sheet of Interstate Power and Light Company, as of December 31, 2001 (incorporated by reference to the Current Report on Form 8-K of Interstate Power and Light Company dated April 24, 2002) (File No. 0-4117-1).

                FS-8 Consolidated Balance Sheet of Alliant Energy Corporation as of March 31, 2002 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy Corporation for the period ended March 31, 2002) (File No. 1-9894).

                FS-9 Consolidated Statement of Income of Alliant Energy Corporation for the three months ended March 31, 2002 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy Corporation for the period ended March 31, 2002) (File No. 1-9894).

                FS-10 Consolidated Balance Sheet of Interstate Power and Light Company as of March 31, 2002 (incorporated by reference to the Quarterly Report on Form 10-Q of Interstate Power and Light Company for the period ended March 31, 2002) (File No. 0-4117-1).

                FS-11 Consolidated Statement of Income of Interstate Power and Light Company for the three months ended March 31, 2002 (incorporated by reference to the Quarterly Report on Form 10-Q of Interstate Power and Light Company for the period ended March 31, 2002) (File No. 0-4117-1).

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ---------------------------------------

         The matters that are the subject of this Application or Declaration do not involve a "major federal action," nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions proposed herein will not result in changes in the operation of the applicants that will have an impact on the environment. The applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

                                         ALLIANT ENERGY CORPORATION
                                         INTERSTATE POWER AND LIGHT COMPANY
                                         ALLIANT ENERGY CORPORATE SERVICES, INC.
                                         ALLIANT ENERGY RESOURCES, INC.
                                         WILLIAMS BULK TRANSFER INC.

                                         By: /s/  F. J. Buri
                                                  -----------
                                         Name:    F. J. Buri
                                         Title:   Corporate Secretary


                                         ALLIANT ENERGY GENERATION, INC.
                                         ALLIANT ENERGY INTEGRATED SERVICES
                                            COMPANY
                                         ALLIANT ENERGY INTERNATIONAL, INC.
                                         ALLIANT ENERGY INVESTMENTS, INC.
                                         ALLIANT ENERGY TRANSPORTATION, INC.
                                         COGENEX CORPORATION
                                         ENERGY PERFORMANCE SERVICES, INC.
                                         IOWA LAND AND BUILDING COMPANY

                                         By: /s/  F. J. Buri
                                                  -----------
                                         Name:    F. J. Buri
                                         Title:   Secretary


                                         CEDAR RAPIDS AND IOWA CITY RAILWAY
                                            COMPANY
                                         ENERGYS, INC.
                                         HEARTLAND ENERGY GROUP, INC.
                                         HEARTLAND ENERGY SERVICES, INC.
                                         IEI BARGE SERVICES, INC.
                                         INDUSTRIAL ENERGY APPLICATIONS, INC.
                                         INDUSTRIAL ENERGY APPLICATIONS DELAWARE
                                            INC.
                                         TRANSFER SERVICES, INC.

                                         By: /s/  Thomas L. Hanson
                                                  -----------------
                                         Name:    Thomas L. Hanson
                                         Title:   Treasurer and Secretary

                                         (signatures continued on next page)

                                         ALLIANT ENERGY FIELD SERVICES, LLC

                                         By: /s/  Jim Overbey
                                                  -----------
                                         Name:    Jim Overbey
                                         Title:   Manager


                                         ALLIANT ENERGY INTEGRATED SERVICES-
                                            ENERGY MANAGEMENT LLC
                                         ALLIANT ENERGY INTEGRATED SERVICES-
                                            ENERGY SOLUTIONS LLC

                                         By: /s/  Charles Castine
                                                  ---------------
                                         Name:    Charles Castine
                                         Title:   Manager


                                         WHITING PETROLEUM CORPORATION

                                         By: /s/  F. J. Buri
                                                  -----------
                                         Name:    F. J. Buri
                                         Title:   Assistant Secretary


                                         RMT, INC.

                                         By: /s/  Thomas L. Hanson
                                                  -----------------
                                         Name:    Thomas L. Hanson
                                         Title:   Assistant Treasurer


                                         HEARTLAND PROPERTIES, INC.
                                         CAPITAL SQUARE FINANCIAL CORPORATION

                                         By: /s/  Ruth A. Domack
                                                  ---------------
                                         Name:    Ruth A. Domack
                                         Title:   President



                                         (signatures continued on next page)

                                         PRAIRIE RIDGE BUSINESS PARK, L.C.

                                         BY:  IOWA LAND AND BUILDING COMPANY,
                                              A PARTNER

                                         By: /s/  Thomas L. Aller
                                                  ----------------
                                         Name:    Thomas L. Aller
                                         Title:   Vice President


                                         SCHEDIN & ASSOCIATES, INC.
                                         SVBK CONSULTING GROUP, INC.

                                         By: /s/  John T. Steinhoff
                                                  ------------------
                                         Name:    John T. Steinhoff
                                         Title:   President


Date:  June 21, 2002